EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016

Vincent J. McGill Partner	Direct Dial: (212) 561-3604

April 20, 2012

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Yakun International Investment & Holding Group, formerly
Rhino Productions, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed December 21, 2011
File No. 001-34210

Dear Mr. Schwall:

On behalf of our client, Yakun International Investment & Holding Group, a Nevada corporation (the “Company”), formerly Rhino Productions, Inc., I am submitting this letter in response to the Staff’s letter of comment dated January 19 2012 on the Company’s Current Report on Form 8-K/A (Amendment No. 1) filed on December 21, 2011 with respect to the acquisition of Vast Glory Holdings Limited.

Our responses below have been numbered to correspond to the Staff’s comments.  An amendment to the Form 8-K which responds to the Staff’s comments, together with a letter from the Company acknowledging responsibility for its filings under the Securities Exchange Act, have been filed contemporaneously with this letter.

Amendment No. 1 to Current Report on Form 8-K, filed December 21, 2011

General

1. We note your disclosure at page 3 that your corporate name change was effective on December 14, 2011. Please ensure that your company name is updated on EDGAR.

     Response:  The registrant’s name has been updated on EDGAR.

2. We remind you of prior comments 1 and 2 from our letter dated October 13, 2011. Please provide a marked version of future amendments and clearly identify the page(s) of the marked version where you have provided the responsive disclosure.

     Response: We have provided a marked version of Amendment No. 2 and the responses to the following comments identify where changes have been made in response to comments.

3. We note that you have not provided responsive disclosure with respect to the last bullet point of prior comment 3. Please revise accordingly.

     Response:  The statement regarding Ms. Song’s notoriety has been deleted from the biographical information on page 38.

4. We reissue prior comment 4 and note your reference to “Jilin Fooding Co., Ltd.” on page 72.

     Response: We have been advised by the Company that the name of the company referred to is Jilin Fuyuanguan Foods Co., Ltd. We have corrected the references to the name of that company throughout the amendment.

Completion of Acquisition or Disposition of Assets, page 3

5. With respect to prior comment 6, please expand your organizational chart to reflect the VIE arrangements among all relevant parties, including those between Changchun Yaqiao Business Consulting Co., Ltd. (WFOE) and the Decens Foods Shareholders.

     Response:  The chart has been expanded as requested.

6. We note your disclosure at page 4 regarding Mr. Tao Jing. However, we also note your reference at page 4 to Mr. Tang. Please revise to clarify whether this is the same individual.

      Response:  It is the same individual and the reference has been corrected.

Business, page 5

7. We note your response to prior comment 9 and reissue such comment. We refer you to your disclosures in “Business Overview” on page 5 and “Operations” on page 9, which appear to pertain to only 2010.

     Response:  The Company has added disclosures referencing the number of stores operated over the past 3 years and the number of locations which carried its products over such period to the discussion on pages 5 and 9.

8. We note that you indicate in your response to prior comment 9 that Ms. Song acquired control of Decens Foods in 2004. However, your disclosure on page 5 suggests that she acquired control in 2003, and her officer biography at page 39 indicates that she has served as Chairman and CEO of Decens Foods since 2003. Please advise or revise for consistency.

     Response:  The staff is correct.  Ms. Song acquired control of Decens in 2003 as indicated on pages 5 and 38 and the disclosure has been revised accordingly.

Government Regulation, page 14

9. We note your response to prior comment 16, and reissue such comment. Please revise your disclosure to further clarify the effect of each of the referenced governmental regulations on you, your business, your organizational structure, and your shareholders. For example, please clarify the practical effect to you and your shareholders of the regulations you describe under the headings “Regulations on Foreign Currency Exchange,” “Regulation on Overseas Listings,” “Regulations on Dividend Distribution,” and “Regulations Relating to Taxation.”

     Response:  Discussion has been added under each of the headings mentioned in this comment as to the practical effect or lack of a practical effect of the particular regulations on the operations of the Company.

Risk Factors, page 16

10. Please avoid statements that mitigate the risk you present. For example, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly. In addition, clauses that begin or precede with “although” also require revision. As an example, we refer you to the mitigating language in the risk factor “The PRC government may determine that the VIE Agreements are not in compliance…” on page 21.

     Response:  The Risk Factors have been reviewed and the mitigating language has been deleted and the referenced clauses have been revised.

Risks Relating to our Common Stock and our Status as a Public Company, page 28

We will incur significant costs as a result of operating as a public company…, page 28

11. We note your responses to prior comments 23 – 27. Based on the information provided in your response, it appears that your employees who are primarily responsible for preparing and supervising the preparation of your financial statements in accordance with U.S. GAAP have limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. Please revise your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in accordance with U.S. GAAP. Specifically, these factors would include the maintenance and preparation of your books and records in accordance with GAAP used in the Peoples’ Republic of China and the potential resulting effect of management’s limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K.

     Response: A new risk factor responsive to this comment has been added at page 26.

12. In connection with the preceding comment, we note that you concluded that your disclosure controls and procedures were effective at September 30, 2011. Please provide us with additional detail regarding this conclusion considering the apparent deficiencies in your control system. Alternatively, please revise the conclusion in your Form 10-Q for the quarter ended September 30, 2011 regarding the effectiveness of your disclosure controls and procedures.

     Response: The Company will revise the conclusion in its Form 10-Q for the quarter ended September 30, 2011 to state that its disclosure controls and procedures were not effective at the end of the period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 33

Nine Months Ended September 30, 2011 Compared with Nine Months Ended September 30,
2010, page 33

13. We note your response to prior comment 30, but we were not able to identify any substantive additions made under the headings “Sales” and “Cost of Sales.” As such, we reissue our prior comment in its entirety. Please revise the analysis of your operating results for each period presented to better describe and quantify underlying material activities that generated variances between periods. Please ensure to separately quantify the effect of each factor that you have cited as the cause of material changes.

     Response:  Substantive additions were made under the headings noted in the Staff’s comments and under other headings included in the M,D & A, in both the Company’s 10-K for the year ended December 31, 2011, and Amendment No. 2 to its 8-K.

Selling, General and Administrative Expenses, page 34

14. We note your response to prior comment 32 which states that your chief executive officer did not take any salary in accordance with Chinese custom. Please revise to disclose the fair value of the services rendered by your chief executive officer. In addition, please tell us how you considered the guidance in SAB Topic 1.B.1 and how you accounted for the services rendered by your chief executive officer for which she was not fully compensated.

Response:  The Company estimates the fair value received from Ms Song’s services to be $5,000 per month. The disclosure has been revised accordingly.  The Company has determined that the amount that has not been expensed in its 2011 financial statements does not result in those financial statements being materially misleading. The Company will accrue a salary expense for Ms. Song’s services on a monthly basis commencing January 1, 2012.

Liquidity and Capital Resources, page 37

Operating Activities, page 37

15. We note that you expended cash of approximately $3.2 million during the interim period ended September 30, 2011 as a prepayment for a lease agreement entered into with a related party. In light of the significance of this amount to your liquidity position, please disclose management’s assessment of any impact this agreement may have on your ability to meet upcoming cash requirements over both the short and long term.

     Response:  In response to this comment language has been added that the Company does not anticipate that these advance payments will have any impact on the Company’s ability to meet its short or long term cash needs.

Executive Compensation, page 41
16. We note your response to prior comment 42 and reissue such comment. Please revise your disclosure to provide a written description of your compensatory arrangement with your chief financial officer. Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated July 8, 2011), available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.

     Response: The compensation paid to the Chief Financial Officer was disclosed in the Company’s 10-K and the nature of the arrangement has been described on page 40 of Amendment No. 2 to the 8-K.

Certain Relationships and Related Party Transactions, page 42

17. We note your disclosure at page 42 regarding your new lease agreement with Yakun Song. Please revise this section to disclose that the total rent of RMB21,000,000 was prepaid in advance. We note your related disclosure in the notes to your financial statements at page 80.

  Response: The discrepancy was corrected.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

J – Revenue Recognition, page 62

18. We note your response to prior comments 50 and 51. Please revise your footnote disclosure in Note 2(j) to reflect the revenue recognition policies provided in your response.

    Response:  The Company has incorporated the additional revenue recognition policies discussed in its prior response letters as follows:

Revenues are recorded net of customer discounts and trade promotions. Customers do not have a general right of return or warranty on products sold.  There are no post-sales obligations, price protection, or bill and hold arrangements.

For retail stores, revenues are recognized when products are sold to direct customers, title and risk are transferred to customers, payment is received and price is fixed. For supermarket and chain markets, convenience stores, group buying and distributors, revenues are recognized when products are shipped to supermarkets or distributors in accordance with terms of agreements, title and risk of loss are transferred to customers, collection is probable and pricing is fixed or determinable. Revenues are recognized net of provisions for returns, discounts and allowances.

N – Retained Earnings, page 64

19. We note your response to prior comment 46 and the related revisions to your filing. Please revise to separately present amounts related to statutory reserve funds and discretionary surplus funds in your balance sheet or statement of changes in stockholders’ equity.

     Response:The Company respectfully refers the Staff to the disclosures made in Note 1(n) to its financial statements included in Amendment No. 2 where it has separately presented the PRC statutory reserve fund and unreserved retained earnings. Regulation S-X Article 4-08 requires that these disclosures be made “on the face of the appropriate statement or in the appropriately captioned notes”. Consequently, the Company believes it has complied with the regulations fully and that neither its balance sheet nor statement of changes in stockholders’ equity presentation should require reclassification.

Note 5. Loans Receivable, page 69

20. We note your response to prior comment 54 and your disclosure stating that the due date for the loans to Jilin Xinchao Wuzi Co. were extended to November 30, 2011. Please tell us whether these loans were repaid on a timely basis.

     Response:  The loans were repaid on November 30, 2011.

21. We note your response to prior comment 55, but your response does not appear to provide a clear reconciliation of the amounts presented in Note 5. Please provide a reconciliation for the amounts presented in footnote 5 as requested in our prior comment. Also, it is not clear what specific transactions are reflected in your reconciliation for the amounts presented in footnote 6. Please revise to expand your reconciliation to clearly identify each transaction and how it results in the ending balances in your footnote and cash flows from investing activities.

     Response: The Company respectfully advises the Staff that the disclosure in Note 5 relates to the USD$1,811,950 loan receivable due from Julin Xingchao Wuzi Co., Ltd. as of December 31, 2010, which loan was paid off on November 30, 2011.  This loan does not have a relationship related to note 6 “related party transaction;” therefore Note 5 cannot be reconciled with Note 6.  Set forth below is the reconciliation of how the information shown in footnote 6 relates to the cash flow statement:

2010 Related Party Receivable reconciliation

	Jilin Fuyuanguan	Ms. Yakun Song	Total		Amount reconciled to cash flow statement	Per cash flow statemetn
	RMB	RMB	RMB		USD	
Beginning balance 1/1/2010	4,465,606	2,500,000	6,965,606			
Fixed assets addition	(8,439,625)		(8,439,625)	→	(1,246,713)	Non cash dislcoser: fixed asset addition offset related party receivable
Fixed asset re-valuation	274,430		274,430	→	40,540	Non cash dislcoser: fixed asset related party receivable
Advance to	18,261,545		18,261,545	→	(2,697,621)	Investing actitivies: Advanced to related party
Receipts	(8,153,176)	(2,500,000)	(10,653,176)	→	1,573,703	Investing actitivities: Proceeds from related party receivable
Ending Balance 12/31/2010 (RMB)	6,408,780	-	6,408,780			
			↓			
Ending Balance 12/31/2010 (USD)			$ 967,700	→	→	Notes 6. a)

Note 8. Property and Equipment, page 70

22. We note your response to prior comment 56. Please revise your footnote to include the information provided in your response in order to clarify the apparent inconsistencies in your current disclosure.

     Response:  The Company has incorporated the additional footnotes discussed in prior responses as follows:

In 2010, the Company purchased certain machinery and vehicles from a related company, Jilin Fuyuanguan. The aggregate value of the assets purchased was $1,350,420 (RMB8,943,422, ). In December 2010, the Company returned part of these fixed assets at net book value of RMB503,797 to Jilin Fuyuanguan. The net amount payable to Jilin Fuyuanguan was RMB8,439,625 (USD$1,246,713). The machinery purchased from Jilin Fuyuanguan was the same machinery the Company was previously leasing from Jilin Fuyuanguan.  The purchase price was based on the net book value of the assets of Jilin Fuyuanguan. No gain or loss was recorded in this transaction. The payment for this purchase was made by offsetting it against a receivable due from Jilin Fuyuangan and the lease deposit of $418,334 paid to Jilin Fuyuanguan at the inception of the lease.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc: A.N. Parker
      Ethan Horowitz
      Robert Carroll
      Caroline Kim, Esq.
      Laura Nicholson, Esq.